12027030

THE GOLDFIELD CORPORATION

106th Annual Report • 2011

Table of Contents

Selected Financial Data.

The following table sets forth summary consolidated financial information for each of the years in the five-year period ended December 31, 2011:

	Year Ended December 31,				
	2011	2010	2009	2008	2007
	(In thousands except per share and share amounts)				
Continuing operations:					
Revenue					
Electrical construction	$ 31,743	$ 31,385	$ 27,772	$ 29,062	$ 26,762
Real estate development	1,089	1,983	1,474	2,383	537[1]
Total revenue	$ 32,831	$ 33,368	$ 29,246	$ 31,445	$ 27,299
Income (loss) from continuing operations					
Electrical construction	3,296	2,046	(130)	1,219	456
Real estate development	(81)[4]	154	(3)	(3,954)[2]	(1,352)[3]
Corporate	(2,269)	(2,300)	(2,332)	(2,564)	(2,602)
Income (loss) before taxes from continuing operations	946	(100)	(2,465)	(5,299)	(3,498)
Income tax provision	74[5]	35[5]	(537)[5]	(23)[5]	(1,196)
Net income (loss) from continuing operations available to common stockholders	873	(135)	(1,928)	(5,276)	(2,302)
Discontinued operations:					
Gain (loss) from operations, net of tax	1[6]	(118)[6]	—[6]	(111)[6]	(19)[6]
Net income (loss)	$ 874	$ (253)	$ (1,927)	$ (5,387)	$ (2,321)
Earnings (loss) per share—basic and diluted:					
Continuing operations	$ 0.03	$ (0.01)	$ (0.08)	$ (0.21)	$ (0.09)
Discontinued operations	—	—	—	—	—
Net income (loss)	$ 0.03	$ (0.01)	$ (0.08)	$ (0.21)	$ (0.09)
Weighted average shares outstanding:					
Basic	25,451,354	25,451,354	25,451,354	25,451,354	25,451,354
Diluted	25,451,354	25,451,354	23,451,354	25,451,354	25,451,354
Balance sheet data:					
Total assets	$ 26,611	$ 20,959	$ 21,662	$ 25,499	$ 32,867
Long term debt and capital lease obligations, including current portion	5,903	3,330	2,779	5,738	4,021
Shareholders' equity	15,332	14,458	14,711	16,638	22,025
Working capital	8,049	7,200	7,071	10,861	13,774

The total of the above categories may differ from the sum of the components due to rounding.

(1) Reflects the reversal of $7.2 million of revenues, due to buyer defaults on contracts to purchase condominium units, which was partially offset by revenues received in the fourth quarter upon the sale of six Pineapple House condominium units.

(2) Reflects the adjustments to the Oak Park inventory to estimated fair value in the second quarter of 2008 and the Pineapple House inventory to estimated fair value in the fourth quarter of 2008.

(3) Reflects the reversal of the cost of sales relating to the condominium units underlying the purchase contracts subject to defaults, partially offset by cost of sales recognized in the fourth quarter upon the sale of six Pineapple House condominium units. Also reflects the adjustment of the Pineapple House inventory to estimated fair value in the third quarter of 2007.

(4) Reflects the $112,000 impairment write-off to the Pineapple House Phase II and III land carrying value in the fourth quarter of 2011.

(5) Reflects the change in the valuation allowance of $(496,000), $(31,000), $324,000 and $1.9 million against the deferred tax assets for the years ended December 31, 2011, 2010, 2009 and 2008, respectively.

(6) In each of the five years, the Company recognized a gain (loss) in Discontinued Operations as described in note 7 to the consolidated financial statements.

TO OUR SHAREHOLDERS

I am pleased to report that Goldfield, in recent months, has experienced sharply increased demand for its services, as well as improved results for 2011.

Our decision in 2011 to expand westward the geographical footprint of our electrical construction operation has borne fruit. Since December 31, 2011, our electrical construction backlog increased to approximately $77.8 million at February 27, 2012, from $12.2 million at year end. In February 2012, we were selected as prime contractor to build a 110 mile long 345kV transmission line, as part of a Competitive Renewable Energy Zones ("CREZ") project in Texas. We anticipate revenue of approximately $52.0 million from this project, which is scheduled to be completed by July 31, 2013. We expect that this important assignment will open other opportunities for us and provide a strong platform for possible further growth in this region.

During 2011, operating income from electrical construction increased 62%, from $2.1 million to $3.4 million. Although electrical construction revenue remained flat, we benefited from greater utilization of company owned assets on higher margin transmission projects.

In the last two years, our real estate development segment has had no significant projects under construction. We have virtually no exposure to the depressed Florida real estate market, with almost all condominium units having been sold and our construction mortgage debt having been paid off. Due to a write-down of certain property, the real estate segment had a small operating loss of $95,000 during 2011.

As a result of improvement in our electrical construction business, net income for 2011 increased to $874,000 or $0.03 per share, compared to a net loss of $253,000 or ($0.01) net loss per share in 2010.

* * *

Goldfield starts 2012 on firm footing with encouraging prospects for continued growth. The future of our electrical construction business is brighter today than at any time in recent history.

We appreciate your support over the years.

John H. Sottile
Chairman of the Board

April 27, 2012

COMMON STOCK INFORMATION

Our Common Stock is listed on the NYSE Amex under the symbol GV. Our Common Stock is the longest traded security on the NYSE Amex and its predecessor exchanges, having commenced trading in 1906. The following table shows the reported high and low sales price at which our Common Stock was traded in 2011 and 2010:

	2011		2010	
	High	Low	High	Low
First Quarter	$0.38	$0.28	$0.49	$0.36
Second Quarter	0.49	0.33	0.46	0.35
Third Quarter	0.43	0.26	0.38	0.27
Fourth Quarter	0.32	0.24	0.37	0.25

As of March 23, 2012, there were 8,534 holders of record of our Common Stock.

Management's Discussion and Analysis of Financial Condition and Results of Operations.

Forward-Looking Statements

We make "forward-looking statements" within the "safe harbor" provision of the Private Securities Litigation Reform Act of 1995 throughout this document. You can identify these statements by forward-looking words such as "may," "will," "expect," "anticipate," "believe," "estimate," "plan," and "continue" or similar words. We have based these statements on our current expectations about future events. Although we believe that our expectations reflected in or suggested by our forward-looking statements are reasonable, we cannot assure you that these expectations will be achieved. Our actual results may differ materially from what we currently expect. Factors that may affect the results of our electrical construction operations include, among others: the level of construction activities by public utilities; the timing and duration of construction projects for which we are engaged; our ability to estimate accurately with respect to fixed price construction contracts; and heightened competition in the electrical construction field, including intensification of price competition. Factors that may affect the results of our real estate development operations include, among others: the continued weakness in the Florida real estate market; the level of consumer confidence; our ability to acquire land; increases in interest rates and availability of mortgage financing to our buyers; and increases in construction and homeowner insurance and the availability of insurance. Factors that may affect the results of all of our operations include, among others: adverse weather; natural disasters; effects of climate changes; changes in generally accepted accounting principles; ability to obtain necessary permits from regulatory agencies; our ability to maintain or increase historical revenue and profit margins; general economic conditions, both nationally and in our region; adverse legislation or regulations; availability of skilled construction labor and materials and material increases in labor and material costs; and our ability to obtain additional and/or renew financing. Other important factors which could cause our actual results to differ materially from the forward-looking statements in this document include, but are not limited to, those discussed in the "Risk Factors" (found in the Company's Form 10-K filed with the Securities and Exchange Commission) and "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections and should be considered while evaluating our business, financial condition, results of operations and prospects.

You should read this report completely and with the understanding that our actual future results may be materially different from what we expect. We may not update these forward-looking statements, even in the event that our situation changes in the future. All forward-looking statements attributable to us are expressly qualified by these cautionary statements.

Overview

We are a provider of electrical construction services throughout much of the United States and a developer of condominiums on the east coast of Florida. In addition, on an opportunistic basis, we also engage in single family homebuilding. We report our results under two reportable segments, electrical construction and real estate development. For the year ended December 31, 2011, our total consolidated revenue was $32.8 million, of which 97% was attributable to the electrical construction segment and 3% to the real estate development segment.

Through our subsidiary, Southeast Power Corporation ("Southeast Power"), we are engaged in the construction and maintenance of electric utility facilities for electric utilities and industrial customers, and the installation of fiber optic cable for fiber optic cable manufacturers, telecommunication companies, and electric utilities. Southeast Power, headquartered in Titusville, Florida, performs electrical contracting services primarily in the southeastern, mid-Atlantic and western regions of the United States. Southeast Power has recently opened a new facility in Bastrop, Texas, in addition to its facilities in Titusville, Florida, and Spartanburg, South Carolina.

The electrical construction business is highly competitive and fragmented. We compete with other independent contractors, including larger regional and national firms that may have financial, operational, technical and marketing resources that exceed our own. We also face competition from existing and prospective customers establishing or augmenting in-house service organizations that employ personnel who perform some of the same types of service as those provided by us. In addition, a significant portion of our electrical construction revenue is derived from a small group of customers, several of which account for a substantial portion of our revenue in any given year. For example, for the years ended December 31, 2011 and 2010, three of our customers accounted for approximately 53% and 45% of our consolidated revenue, respectively. The loss of, or decrease in current demand from, one or more of these customers would, if not replaced by other business, result in a decrease in revenue, margins and profits, which could be material.

Through our subsidiary Bayswater Development Corporation and its various subsidiaries ("Bayswater"), we are engaged in the acquisition, development, management and disposition of land and improved properties. The primary focus of our real estate operations has been the development of residential condominium projects along the east coast of Central Florida. In addition, on a very limited and opportunistic basis, we occasionally engage in single family homebuilding. Our most recently completed condominium project, Pineapple House, is an eight-story building in Melbourne, Florida, containing thirty-three luxury river-view condominium units, of which only two units remained unsold as of December 31, 2011. It is the first phase of a planned multi-phase development. As of December 31, 2011, our recently commenced homebuilding operations consisted of two single family home properties under construction. As of December 31, 2010, there were no real estate properties under construction.

Our customers generally are pre-retirement, retirement or second homebuyers seeking higher quality, maintenance free residences with generous amenities. However, the housing market has experienced the most significant downturn in recent history. The credit markets and mortgage industry have experienced a period of unparalleled instability, and this disruption has affected buyers' ability to secure financing for home purchases. Foreclosures and distress sales continue to adversely affect market conditions. Increasing local unemployment levels is another factor affecting the real estate market. As a result of these and other factors, we continue to postpone commencement of the next phase of the Pineapple House project until market conditions improve. We are unable to predict when market conditions will improve. Market conditions may continue to have an adverse impact on the sales and pricing of our real estate properties, the commencement and development of new projects and on the results of our real estate development operations. We have completed the first phase of the Pineapple House project on budget and in a timely manner, and believe the project is attractive and of high quality. Furthermore, we are no longer incurring construction costs with respect to this phase and our share of the holding costs on the unsold units is expected to be no more than $11,000 annually.

Critical Accounting Estimates

This discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including those related to fixed price electrical construction contracts, real estate development projects, and deferred income tax assets. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable, under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities, that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. Our management has discussed the selection and development of our critical accounting policies, estimates, and related disclosure with the Audit Committee of the Board of Directors.

Percentage of Completion—Electrical Construction Segment

We recognize revenue from fixed price contracts on a percentage-of-completion basis, using primarily the cost-to-cost method based on the percentage of total cost incurred to date, in proportion to total estimated cost to complete the contract. Total estimated cost, and thus contract income, is impacted by several factors including, but not limited to: changes in productivity and scheduling, the cost of labor, subcontracts, materials and equipment. Additionally, external factors such as weather, site conditions and scheduling that differ from those assumed in the original bid (to the extent contract remedies are unavailable), client needs, client delays in providing approvals, the availability and skill level of workers in the geographic location of the project, a change in the availability and proximity of materials, and governmental regulation, may also affect the progress and estimated cost of a project's completion and thus the timing of income and revenue recognition.

The accuracy of our revenue and profit recognition in a given period is almost solely dependent on the accuracy of our estimates of the cost to complete each project. Due to our experience and our detailed approach in determining our cost estimates for all of our significant projects, we believe our estimates to be highly reliable. However, our projects can be complex and in almost every case the profit margin estimates for a project will either increase or decrease, to some extent, from the amount that was originally estimated at the time of bid. Because we have a number of projects of varying levels of complexity and size in process at any given time, these changes in estimates can offset each other without materially impacting our overall profitability. If a current estimate of total costs indicates a loss on a contract, the projected loss is recognized in full when determined. Accrued contract losses as of December 31, 2011 and 2010, were $74,000 and $66,000, respectively. For both the years ended December 31, 2011 and 2010, the accrued contract losses are mainly attributable to transmission projects experiencing either adverse weather conditions or unexpected construction issues. Revenue from change orders, extra work, variations in the scope of work and claims is recognized when realization is probable.

Real Estate Inventory Valuation

Real estate inventory, which consists of completed condominium units, is carried at the lower of cost or estimated fair value in accordance with ASC Topic 360-10, *Accounting for the Impairment or Disposal of Long-lived Assets*. As of December 31, 2011, management reviewed the real estate inventory for impairment. ASC Topic 360-10 requires that if the undiscounted cash flows expected to be generated by an asset are less than its carrying amount, an impairment charge should be recorded to reduce the carrying amount of such asset to its fair value. The fair value of an asset is the amount at which that asset could be bought or sold in a current transaction between willing parties, that is, other than in a forced or liquidation sale.

In determining the need for recording any impairment on our real estate inventory, management reviews the carrying value of the remaining inventory. Management considers sales expectations and the historical pace of sales. Management also evaluates the margins of the property sold, current selling prices and any property under contract. Considering these factors, we establish three probability scenarios for the amount of inventory we project to sell over the next twelve months, and each successive twelve month period, until all properties are projected to be sold. We estimate the number of properties that will be sold using 60%, 30% and 10% levels of probability.

Due to the fact that the estimates and assumptions included in our cash flow models are based upon historical results and projected trends, they do not anticipate unexpected changes in market conditions that may lead to us incurring additional impairment charges in the future. Additional factors considered in our analysis are unemployment rates, local real estate market trends, such as supply and demand, marketing incentives, and other local factors. Therefore, changes in the local economy highly influence our market conditions. Our most critical assumptions in our cash flow models are our projected absorption, which is analyzed based on our historical sales and current sales within surrounding areas, current selling prices and a discount factor.

We estimate the fair value of our condominium units by using a discounted cash flow model, which incorporates the probability assessments described above. In estimating the cash flows for completed condominium units, we use various estimates such as (a) expected sales pace to absorb the number of units based upon economic conditions that may have either a short-term or long-term impact on the market in which the units are located, competition within our market, historical sales rates of the units within the project; and (b) expected net sales prices in the near-term based upon current pricing estimates, as well as estimated changes in future sales prices based upon historical sales prices of the units within the project, or historical sales prices of similar product offerings in our market. Our determination of fair value requires discounting the estimated cash flows at a rate commensurate with the inherent risks associated with selling the assets and related estimated cash flows. In determining the fair value of the remaining condominium units in our Pineapple House project, we used a discount rate of 18%.

In addition, we have applied sensitivity factors to our impairment analysis. If our assumptions or estimates in our fair value calculations change, we could incur impairment charges in future periods, which would decrease operating income and result in lower asset values on our balance sheet. For example, we performed a sensitivity test for the three key assumptions in our real estate inventory impairment test: current selling prices, discount factor, and projected absorption pace. Based on these analyses, we determined that a ten percent decrease in the estimated selling prices of the properties in inventory, an increase of ten percent in the estimated discount factor used in our calculation, or a decrease of one unit in the estimated number of condominium units to be sold over the next twelve months, each calculated separately, had no impact on the carrying value of our real estate inventory as of December 31, 2011, or December 31, 2010, because even using these adverse assumptions, we still estimate the fair value of our condominium inventory to be at or above its carrying value, based on our discounted cash flow model.

As of December 31, 2011, our real estate inventory consisted of one condominium project with two remaining condominium units. During the year ended December 31, 2011, two condominium units, or 50% of the remaining units at the end of the prior year, were sold in excess of their carrying values and one additional unit was purchased and resold at its carrying value. In addition, the units sold are similar to the units remaining to be sold. We are selling at substantially our current asking price, which is in excess of our carrying costs. Based on the above, management determined that no impairment to our current real estate inventory was necessary.

Other Long-Lived Assets Valuation

As described above, we carefully monitor the value of the real estate inventory, and we also regularly perform impairment analysis on the electrical construction segment's property and equipment balances. In conducting our impairment testing, we have considered whether the decrease in our market capitalization below our book value should be a specific triggering event necessitating impairment testing. We note that our market capitalization is significantly lower than our book value. While market capitalization is an indicator of market sentiment on a particular day, the day-to-day share price of our stock at particular points in time may not, and frequently does not, fairly reflect the value of our significant assets, primarily the real estate inventory of our real estate segment and the investment in the equipment of our electrical construction segment. We further note that in almost all of the past eighteen years our market capitalization has been significantly below our book value.

Under these circumstances, we do not consider such market capitalization to be a specific triggering event necessitating impairment testing, particularly in light of the fact that we do not have any goodwill or similar intangible assets recorded on our balance sheet. Regardless, we review the book value of our assets on a regular basis to determine possible impairments in accordance with ASC Topic 360, even though we believe we will continue as a viable business in the future.

The continued decrease in land sale activity, the lack of active comparable land valuations and the continued delay in construction of the additional phases of the Pineapple House project prompted management to reevaluate our land carrying value as of December 31, 2011. During the year ended December 31, 2011, we recognized an impairment write-down of $112,000 to our land carrying value based on a fair value appraisal prepared by an independent third party. There was no impairment write-down to our land carrying value during the year ended December 31, 2010.

Specifically, in our evaluation for potential impairment, we determine the value of our real estate inventory, as well as our investments in electrical construction property and equipment using a fair value methodology, as further described in "Note 1—Organization and Summary of Significant Accounting Policies—Inventory," and "Note 1—Organization and Summary of Significant Accounting Policies—Property, Buildings, Equipment and Depreciation," and in accordance with ASC Topic 820.

Deferred Tax Assets

We account for income taxes in accordance with ASC Topic 740, *Income Taxes,* which establishes the recognition requirements necessary for implementation. Deferred tax assets and liabilities are recognized for the future tax effects attributable to temporary differences and carryforwards between the financial statement carrying amounts of existing assets and liabilities and the respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

As of December 31, 2011, our deferred tax assets were largely comprised of net operating loss ("NOL") carryforwards, alternative minimum tax ("AMT") credit carryforwards and real estate inventory basis differences on unsold residential units (refer to note 6 to the consolidated financial statement). The carrying amounts of deferred tax assets are reduced by a valuation allowance, if based on the available evidence, it is more likely than not such assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which the deferred tax assets are expected to be recovered or settled. In the assessment for a valuation allowance, appropriate consideration is given to all positive and negative evidence related to the realization of the deferred tax assets. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, the duration of statutory carryforward periods, our experience with loss carryforwards expiring unused, and tax planning alternatives. If we determine we will not be able to realize all or part of our deferred tax assets, a valuation allowance would be recorded to reduce our deferred tax assets to the amount that is more likely than not to be realized.

Based upon an evaluation of all available evidence, we established a full valuation allowance against our net deferred tax assets beginning in 2008. Our cumulative loss position over the evaluation period was significant negative evidence in assessing the need for a valuation allowance. Consequently, our future provision for income taxes will include no tax benefit with respect to taxable losses incurred, and limited tax expense with respect to income generated, until the respective valuation allowance is eliminated. This will cause variability in our effective tax rate. In the event we were to subsequently determine that we would be able to realize our deferred tax assets in the future in excess of our net recorded amount, an adjustment to the previously recorded valuation allowance would increase income in the period such determination is made.

RESULTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 2011 COMPARED TO YEAR ENDED DECEMBER 31, 2010

The table below is a reconciliation of our operating income (loss) attributable to each of our segments for the two year period ended December 31 as indicated:

	2011	2010
Electrical construction		
Revenue	$31,742,626	$31,384,594
Operating expenses		
Cost of goods sold	25,276,055	26,310,355
Selling, general and administrative	246,919	269,890
Depreciation	2,772,690	2,685,132
Loss (gain) on sale of assets	6,179	(2,425)
Total operating expenses	28,301,843	29,262,952
Operating income	$ 3,440,783	$ 2,121,642
Real estate development		
Revenue	$ 1,088,647	$ 1,983,385
Operating expenses		
Cost of goods sold	718,584	1,360,751
Selling, general and administrative	350,566	433,516
Depreciation	2,124	3,352
Impairment of real estate property	112,219	—
Loss on sale of assets	—	255
Total operating expenses	1,183,493	1,797,874
Operating (loss) income	$ (94,846)	$ 185,511

Revenue

Total revenue in the year ended December 31, 2011, decreased by 1.6% to $32.8 million, compared to $33.4 million in the year ended December 31, 2010, mainly due to the decrease in real estate revenue.

Electrical construction revenue increased 1.1% to $31.7 million for the year ended December 31, 2011, compared to $31.4 million for the year ended December 31, 2010. The increase in revenue for the year ended December 31, 2011, when compared to the same period in 2010, was largely due to an increase in demand for our electrical construction services, particularly our transmission work, mainly during the fourth quarter of 2011, partially offset by a decrease in fiber splicing in 2011. The varying magnitude and duration of electrical construction projects may result in substantial fluctuation in our backlog from time to time. Backlog represents the uncompleted portion of services to be performed under project-specific contracts and the estimated value of future services that we expect to provide under our existing service agreements, including new contractual agreements on which work has not begun. In many instances, our customers are not contractually committed to specific volumes of services and many of our contracts may be terminated with notice, therefore we do not consider any portion of our backlog to be firm. However, our customers become obligated once we provide the services they have requested. Our service agreements are typically multi-year agreements, and we include in our backlog the amount of services projected to be performed over the terms of the contracts based on our historical relationships with these customers. Our estimates of a customer's requirements during a particular future period may not be accurate at any point in time. At December 31, 2011, the approximate value of uncompleted contracts was $12.2 million, compared to $5.1 million at December 31, 2010. We expect to complete 100% of this backlog during the year ending December 31, 2012. We cannot project the levels of future demand for construction services.

Since December 31, 2011, our electrical construction backlog has increased significantly. We estimate the backlog at February 27, 2012, to be approximately $77.8 million, with $55.0 million expected to be completed during 2012. This backlog increase was in large part attributable to Southeast Power's expansion during 2011 of its geographical footprint into Texas and establishment of permanent facilities there, with a view to obtaining work associated with the Competitive Renewable Energy Zones ("CREZ") wind generation projects. On February 27, 2012, Southeast Power was selected as prime contractor by South Texas Electric Cooperative Inc., to build a 110 mile long 345kV transmission line, as part of a CREZ project. Southeast Power estimates revenue of approximately $52.0 million from this project, which is scheduled to be completed by July 31, 2013. We believe that work from other electric utilities and on other CREZ projects will provide a good opportunity for possible further growth in this region.

Revenue from our real estate development operations decreased 45.1% to $1.1 million for the year ended December 31, 2011, compared to $2.0 million for the year ended December 31, 2010. This decrease was mainly due to the amount, type, and sales price of the properties sold during 2011, when compared to 2010. During the year ended December 31, 2011, a total of three condominium units from our Pineapple House project were sold and we had no residential property sales. During the year ended December 31, 2010, a total of four condominium units from our Pineapple House project and four residential properties were sold.

As of December 31, 2011, the real estate development operation segment's recently commenced homebuilding operations consisted of two single family home properties under construction and had no backlog.

Operating Results

Total operating income was $1.1 million for the year ended December 31, 2011, compared to an operating loss of $18,000 in 2011, an increase of $1.1 million. Electrical construction operations operating income increased by $1.3 million to $3.4 million in the year ended December 31, 2011, compared to operating income of $2.1 million during the year ended December 31, 2010. Operating margins on electrical construction operations increased to 10.8% for the year ended

December 31, 2011, from 6.8% for the year ended December 31, 2010. The increase in operating margins was largely the result of an increase in higher margin projects, attributable to a higher utilization of Company assets on projects, instead of renting similar equipment, mainly for transmission projects and primarily during the fourth quarter of 2011, when compared to the same period in the prior year.

Real estate development operations had an operating loss of $95,000 in the year ended December 31, 2011, compared to operating income of $186,000 in the year ended December 31, 2010, a decrease of $280,000. Operating margins on real estate development operations decreased to (8.7)% for the year ended December 31, 2011, from 9.4% for the year ended December 31, 2010. This decrease in operating margins was mainly due to the impairment write-down of real estate property totaling $112,000, recorded during the year ended 2011, when compared to the same period in the prior year.

As of December 31, 2011, we held two Pineapple House condominium units for sale and we had two single family home properties under construction.

Costs and Expenses

Total costs and expenses, and the components thereof, decreased to $31.8 million in the year ended December 31, 2011, from $33.4 million in the year ended December 31, 2010, a decrease of 4.8%.

Electrical construction cost of goods sold decreased to $25.3 million in the year ended December 31, 2011, from $26.3 million in the year ended December 31, 2010, a decrease of 3.9%. The decrease in costs is mainly due to the aforementioned increase in higher margin projects, due to the higher utilization of Company assets, primarily during the fourth quarter of 2011, when compared to the same period in 2010.

Costs of goods sold for real estate development operations decreased to $719,000 for the year ended December 31, 2011, from $1.4 million for the year ended December 31, 2010. The decrease in costs of goods sold is primarily attributable to the variance in the type, amount, and carrying costs of the properties sold during the year ended 2011, when compared to the same period in 2010.

The following table sets forth selling, general and administrative ("SG&A") expenses for each segment for the years ended December 31 as indicated:

	2011	2010
Electrical construction	$ 246,919	$ 269,890
Real estate development	350,566	433,516
Corporate	2,258,549	2,256,435
Total	$2,856,034	$2,959,841

SG&A expenses decreased 3.5% to $2.9 million in the year ended December 31, 2011, from $3.0 million in the year ended December 31, 2010. The decrease in SG&A expenses was mainly due to decreases in selling expenses within the real estate segment mainly attributable to the decrease in revenue, when compared to the same prior year period. As a percentage of revenue, SG&A expenses decreased to 8.7% for 2011, from 8.9% in 2010, due primarily to the aforementioned decreases in SG&A expenditures in the current year, when compared to the same period in 2010.

The following table sets forth depreciation expense for each segment for the years ended December 31 as indicated:

	2011	2010
Electrical construction	$2,772,690	$2,685,132
Real estate development	2,124	3,352
Corporate	33,336	68,779
Total	$2,808,150	$2,757,263

Depreciation expense remained relatively unchanged at $2.8 million during the year ended December 31, 2011 and 2010.

Income Taxes

The following table presents our provision for income tax and effective income tax rate from continuing operations for the years ended December 31 as indicated:

	2011	2010
Income tax provision	$73,608	$34,601
Effective income tax rate	7.8%	34.6%

Our effective tax rate for the year ended December 31, 2011, was 7.8%. Our income tax provision includes only state income tax expense attributable to a subsidiary, and does not reflect the federal statutory rate of 34%, since tax benefits are not recognized when a full valuation allowance is in effect. The Tax Relief, Unemployment Insurance Reauthorization and Job Creation Act of 2010 allows bonus depreciation for tax purposes, which upon application resulted in a taxable loss in 2011. Our effective tax rate for the year ended December 31, 2010, of 34.6%, includes only state income tax expense attributable to a subsidiary, and does not reflect the federal statutory rate of 34%, since tax benefits are not recognized when a full valuation allowance is in effect.

Discontinued Operations

We were previously engaged in mining activities and ended all such activities approximately nine years ago. For the years ended December 31, 2011 and 2010, all results of these discontinued operations were related to settlement agreements with the United States Environmental Protection Agency (the "EPA"). Refer to note 7 to the consolidated financial statements for a discussion of these matters.

Liquidity and Capital Resources

Working Capital Analysis

Our primary cash needs have been for capital expenditures and working capital. Our primary sources of cash have been cash flow from operations and borrowings under our lines of credit. As of December 31, 2011, we had cash and cash equivalents of $3.3 million and working capital of $8.0 million, as compared to cash and cash equivalents of $4.2 million, and working capital of $7.2 million as of December 31, 2010. In addition, we had $2.2 million in an unused revolving line of credit as of December 31, 2011. This revolving line of credit is used as a Working Capital Loan as discussed in note 12 to the consolidated financial statements. We anticipate that this cash on hand, our credit facilities and our future cash flows from operating activities will provide sufficient cash to enable us to meet our future operating needs and debt requirements.

Cash Flow Analysis

The following table presents our net cash flows for each of the years ended December 31 as indicated:

	2011	2010
Net cash provided by operating activities	$ 1,172,439	$ 3,690,359
Net cash used in investing activities	(4,935,736)	(2,404,000)
Net cash provided by (used in) financing activities	2,908,603	(646,834)
Net (decrease) increase in cash and cash equivalents	$ (854,694)	$ 639,525

Operating Activities

Cash flows from operating activities are comprised of the net income (loss), adjusted to reflect the timing of cash receipts and disbursements therefrom. Our cash flows are influenced by the level of operations, operating margins and the types of services we provide, as well as the stages of our projects in both the electrical construction and real estate segments.

Cash provided by our operating activities totaled $1.2 million in the year ended December 31, 2011, compared to cash provided of $3.7 million from operating activities for 2010. The decrease in cash flows from operating activities is primarily due to the changes in accounts receivable and accrued billings in the current period. Changes in accounts receivable and accrued billings increased to $(4.6 million) from $(654,000), when comparing the year ended December 31, 2011, to the same period in 2010. The change in accounts receivable and accrued billings is mainly attributable to the increase in transmission project revenue, mainly during the fourth quarter 2011, when compared to the prior year. Operating cash flows normally fluctuate relative to the status of projects within both the real estate and electrical construction segments.

Days of Sales Outstanding Analysis

We evaluate fluctuations in our accounts receivable and costs and estimated earnings in excess of billings on uncompleted contracts, for the electrical construction segment, by comparing days of sales outstanding ("DSO"). We calculate DSO as of the end of any period by utilizing the respective quarter's electrical construction revenue to determine sales per day. We then divide accounts receivable and accrued billings, net of allowance for doubtful accounts at the end of the period, by sales per day, to calculate DSO for accounts receivable. To calculate DSO for costs and estimated earnings in excess of billings, we divide costs and estimated earnings in excess of billings on uncompleted contracts, by sales per day.

For the quarters ended December 31, 2011 and 2010, our DSO for accounts receivable were 72 and 49, respectively, and our DSO for costs and estimated earnings in excess of billings on uncompleted contracts were 8 and 14, respectively. The increase in our DSO for accounts receivable and accrued billings was mainly due to the increase in transmission project revenue primarily during the fourth quarter 2011, when compared to the same period in 2010. The decrease in our DSO for costs and estimated earnings in excess of billings on uncompleted contracts was mainly due to certain customer provisions, which allowed us to invoice uncompleted projects in advance of completion during the fourth quarter in 2011, when compared to the same period in 2010. As of March 23, 2012, we have received approximately 98.9% of our December 31, 2011 outstanding trade accounts receivable and have billed 81.5% of our costs and estimated earnings in excess of billings balance.

Investing Activities

Cash used in investing activities during the year ended December 31, 2011, was $4.9 million, compared to cash used of $2.4 million during 2010. The increase in cash used in our investing activities for the year ended December 31, 2011, when compared to 2010, is primarily due to the increase in capital expenditures, during the current year period. These capital expenditures are mainly attributed to purchases of equipment, primarily trucks and heavy machinery, used by our electrical construction segment for the upgrading and replacement of equipment, as well as expansion efforts within the segment. Our capital budget for 2012 is expected to total approximately $14.0 million, the majority of which is for upgrading of equipment and purchases of new equipment, for our electrical construction segment. We plan to fund these purchases through our current cash reserves and equipment financing consistent with past practices.

Financing Activities

Cash provided by financing activities during the year ended December 31, 2011, was $2.9 million, compared to cash used in financing activities of $647,000 during the prior year. Our financing activities for the current year consisted mainly of net borrowings on our equipment loan of $3.5 million, as well as borrowings on our working capital loan of $800,000. These borrowings were offset by repayments on notes payable of $458,000 for the Pineapple House mortgage, and $886,000 on the electrical construction equipment loans. Our financing activities for the year ended December 31, 2010, consisted mainly of repayments on notes payable of $1.2 million for the Pineapple House mortgage, $500,000 on the electrical construction $3.8 million equipment loan and repayments on our working capital loan of $500,000. These were partially offset by borrowings made within the electrical construction segment of $1.1 million and borrowings on our working capital loan of $500,000, used to purchase capital equipment and residential properties. See note 12 to the consolidated financial statements for more information regarding these borrowings.

We have paid no cash dividends on our Common Stock since 1933, and it is not expected that we will pay any cash dividends on our Common Stock in the immediate future.

Debt Covenants

Our debt arrangements contain various financial and other covenants including, but not limited to: minimum tangible net worth, outside debt limitation, and maximum debt to tangible net worth ratio. Other loan covenants prohibit, among other things, incurring additional indebtedness, issuing loans to other entities in excess of a certain amount, entering into a merger or consolidation, and any change in our current Chief Executive Officer without prior written consent from the lender. The loans also have cross-default provisions whereby any default under any loans of the Company (or its subsidiaries) with the lender, will constitute a default under all of the other loans of the Company (and its subsidiaries) with the lender. The most significant of these covenants are minimum tangible net worth, outside debt limitation, and maximum debt to tangible net worth ratio. We must maintain a tangible net worth of at least $12.5 million, no more than $500,000 in outside debt, and a maximum debt to tangible net worth ratio of no greater than 1.25:1.0. We were in compliance with all of our covenants as of December 31, 2011.

The following are computations of these most restrictive financial covenants:

	Covenant	Actual as of December 31, 2011
Tangible net worth minimum	$12,500,000	$15,332,200
Outside debt not to exceed	500,000	—
Maximum debt/worth ratio not to exceed	1.25 : 1.0	.74 : 1.0

Forecast

We anticipate our cash on hand, and cash flows from operations and credit facilities, will provide sufficient cash to enable us to meet our working capital needs, debt service requirements and planned capital expenditures, for at least the next twelve months. The amount of our planned capital expenditures will depend, to some extent, on the results of our future performance. However, our revenue, results of operations and cash flows, as well as our ability to seek additional financing, may be negatively impacted by factors including, but not limited to: a decline in demand for electrical construction services and/or real estate in the markets served, general economic conditions, heightened competition, availability of construction materials, increased interest rates, and adverse weather conditions.

The transmission projects associated with CREZ are typically much larger and of greater duration than those usually undertaken by Southeast Power. These projects will require greater resources (including equipment, bank lines of credit, bonding and personnel) than encountered in our typical projects. The Company believes that it will have available adequate resources to complete any work it undertakes.

Inflation

As a result of relatively low levels of inflation experienced during the years ended December 31, 2011 and 2010, inflation did not have a significant effect on our results.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
The Goldfield Corporation:

We have audited the accompanying consolidated balance sheets of The Goldfield Corporation and subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of operations, cash flows and stockholders' equity for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Goldfield Corporation and subsidiaries as of December 31, 2011 and 2010, and the results of their operations and their cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

Orlando, Florida
March 27, 2012
Certified Public Accountants

THE GOLDFIELD CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31, 2011	December 31, 2010
ASSETS		
Current assets		
Cash and cash equivalents	$ 3,319,824	$ 4,174,518
Accounts receivable and accrued billings, net of allowance for doubtful accounts of $0 in 2011 and 2010	8,991,109	4,393,659
Current portion of notes receivable	43,067	45,102
Construction inventory	134,363	1,279
Real estate inventory	346,829	774,584
Costs and estimated earnings in excess of billings on uncompleted contracts	946,525	1,254,054
Income taxes recoverable	137	—
Residential properties under construction	222,818	—
Prepaid expenses	399,458	304,802
Other current assets	10,466	125,689
Total current assets	14,414,596	11,073,687
Property, buildings and equipment, at cost, net of accumulated depreciation of $24,534,940 in 2011 and $22,137,012 in 2010	10,481,705	8,232,306
Notes receivable, less current portion	196,632	237,714
Deferred charges and other assets		
Land and land development costs	550,000	662,219
Cash surrender value of life insurance	626,449	655,775
Restricted cash	251,719	79,000
Other assets	89,836	18,781
Total deferred charges and other assets	1,518,004	1,415,775
Total assets	$26,610,937	$20,959,482
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities		
Accounts payable and accrued liabilities	$ 3,639,919	$ 2,418,056
Contract loss accruals	73,972	65,989
Billings in excess of costs and estimated earnings on uncompleted contracts	860,742	102,948
Current portion of notes payable	1,791,429	1,176,552
Income taxes payable	—	12,642
Reserve for remediation	—	97,725
Total current liabilities	6,366,062	3,873,912
Other accrued liabilities	1,595	17,094
Notes payable, less current portion	4,911,080	2,610,000
Total liabilities	11,278,737	6,501,006
Commitments and contingencies (note 13)		
Stockholders' equity		
Preferred stock, $1 par value, 5,000,000 shares authorized, none issued		
Common stock, $.10 par value, 40,000,000 shares authorized; 27,813,772 shares issued and 25,451,354 shares outstanding	2,781,377	2,781,377
Capital surplus	18,481,683	18,481,683
Accumulated deficit	(4,622,673)	(5,496,397)
Treasury stock, 2,362,418 shares, at cost	(1,308,187)	(1,308,187)
Total stockholders' equity	15,332,200	14,458,476
Total liabilities and stockholders' equity	$26,610,937	$20,959,482

See accompanying notes to consolidated financial statements

THE GOLDFIELD CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended December 31,	
	2011	2010
Revenue		
Electrical construction	$31,742,626	$31,384,594
Real estate development	1,088,647	1,983,385
Total revenue	32,831,273	33,367,979
Costs and expenses		
Electrical construction	25,276,055	26,310,355
Real estate development	718,584	1,360,751
Selling, general and administrative	2,856,034	2,959,841
Depreciation	2,808,150	2,757,263
Impairment of real estate property	112,219	—
Loss (gain) on sale of assets	6,878	(2,168)
Total costs and expenses	31,777,920	33,386,042
Total operating income (loss)	1,053,353	(18,063)
Other income (expenses), net		
Interest income	26,001	33,156
Interest expense	(168,165)	(134,940)
Other income, net	35,151	19,725
Total other expenses, net	(107,013)	(82,059)
Income (loss) from continuing operations before income taxes	946,340	(100,122)
Income tax provision	73,608	34,601
Income (loss) from continuing operations	872,732	(134,723)
Gain (loss) from discontinued operations, net of tax provision of $0 in 2011 and 2010	992	(117,834)
Net income (loss)	$ 873,724	$ (252,557)
Income (loss) per share of common stock—basic and diluted		
Continuing operations	$ 0.03	$ (0.01)
Discontinued operations	0.00	(0.00)
Net income (loss)	$ 0.03	$ (0.01)
Weighted average shares outstanding—basic and diluted	25,451,354	25,451,354

See accompanying notes to consolidated financial statements

THE GOLDFIELD CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31, 2011	2010
Cash flows from operating activities		
Net income (loss)	$ 873,724	$ (252,557)
Adjustments to reconcile net income (loss) to net cash provided by operating activities		
Depreciation	2,808,150	2,757,263
Impairment of real estate property	112,219	—
Loss (gain) on sale of assets	6,878	(2,168)
Cash surrender value of life insurance	29,326	19,894
Changes in operating assets and liabilities		
Accounts receivable and accrued billings	(4,597,450)	(653,612)
Remediation insurance receivable	—	8,746
Construction inventory	(133,084)	109,149
Real estate inventory	427,755	682,098
Costs and estimated earnings in excess of billings on uncompleted contracts	307,529	371,781
Residential properties under construction	(222,818)	—
Income taxes recoverable	(137)	819,027
Prepaid expenses and other assets	(50,488)	(25,625)
Restricted cash	(172,719)	(79,000)
Income taxes payable	(12,642)	12,642
Accounts payable and accrued liabilities	1,128,144	172,916
Contract loss accrual	7,983	(446,090)
Billings in excess of costs and estimated earnings on uncompleted contracts	757,794	100,345
Reserve for remediation	(97,725)	95,550
Net cash provided by operating activities	1,172,439	3,690,359
Cash flows from investing activities		
Proceeds from disposal of property and equipment	55,083	27,950
Proceeds from notes receivable	43,117	29,116
Purchases of property, buildings and equipment	(5,033,936)	(2,461,066)
Net cash used in investing activities	(4,935,736)	(2,404,000)
Cash flows from financing activities		
Proceeds from notes payable	4,252,696	1,546,050
Repayments on notes payable	(1,344,093)	(2,192,884)
Net cash provided by (used in) financing activities	2,908,603	(646,834)
Net (decrease) increase in cash and cash equivalents	(854,694)	639,525
Cash and cash equivalents at beginning of year	4,174,518	3,534,993
Cash and cash equivalents at end of year	$ 3,319,824	$ 4,174,518
Supplemental disclosure of cash flow information:		
Interest paid	$ 216,748	$ 443,669
Income taxes paid (refunded), net	86,387	(797,068)
Supplemental disclosure of non-cash investing and financing activities:		
Liability for equipment acquired	85,574	261,312
Debt issued in lieu of interest paid	7,354	18,770

THE GOLDFIELD CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

Years Ended December 31, 2011 and 2010

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Treasury Stock	Total Stockholders' Equity
	Shares	Amount				
Balance at December 31, 2009	27,813,772	$2,781,377	$18,481,683	$(5,243,840)	$(1,308,187)	$14,711,033
Net loss	—	—	—	(252,557)	—	(252,557)
Balance at December 31, 2010	27,813,772	2,781,377	18,481,683	(5,496,397)	(1,308,187)	14,458,476
Net income	—	—	—	873,724	—	873,724
Balance at December 31, 2011	27,813,772	$2,781,377	$18,481,683	$(4,622,673)	$(1,308,187)	$15,332,200

See accompanying notes to consolidated financial statements

THE GOLDFIELD CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2011 and 2010

Note 1—Organization and Summary of Significant Accounting Policies

Overview

The Goldfield Corporation (the "Company") was incorporated in Wyoming in 1906 and subsequently reincorporated in Delaware in 1968. The Company's principal lines of business are electrical construction and real estate development. The principal market for the Company's electrical construction operation is electric utilities throughout much of the United States. The primary focus of the Company's real estate operations has been on the development of residential condominium projects on the east coast of Florida. In addition, the Company has on an opportunistic basis occasionally engaged in single family homebuilding.

Basis of Financial Statement Presentation

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Cash and Cash Equivalents

The Company considers highly liquid investments with maturities of three months or less when purchased to be cash equivalents.

Allowance for Doubtful Accounts

The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses in the Company's existing accounts receivable. The Company determines the allowance based on customer specific information and historical write-off experience. The Company reviews its allowance for doubtful accounts quarterly. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. Any increase in the allowance account has a corresponding negative effect on the results of operations. As of December 31, 2011 and 2010, upon its review, management determined it was not necessary to record an allowance for doubtful accounts due to the majority of accounts receivable being generated by electrical utility customers who the Company considers creditworthy based on timely collection history and other considerations.

Property, Buildings, Equipment and Depreciation

Property, buildings and equipment are stated at cost. Depreciation on property, buildings and equipment is calculated on the straight-line method over the estimated useful lives of the assets. Leasehold improvements and equipment under capital leases are depreciated on a straight-line basis over the estimated useful life of the assets.

In accordance with Accounting Standard Codification ("ASC") ASC Topic 360-10-05, *Accounting for the Impairment or Disposal of Long-Lived Assets*, the Company assesses the need to record impairment losses on long-lived assets when events and circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss would be recognized when future estimated undiscounted cash flows expected to result from use of the asset are less than the asset's carrying value, with the loss measured at fair value based on discounted expected cash flows.

Electrical Construction Revenue

The Company accepts contracts on a fixed price, unit price and service agreement basis. Revenue from fixed price construction contracts are recognized on the percentage-of-completion method, measured by the ratio of costs incurred to date, to the estimated total costs to be incurred for each contract. Revenue from unit price contracts and service agreements are recognized as services are performed. Unit price contracts are billed at an agreed upon price per unit of work performed. Revenue from service agreements are billed on either a man-hour or man-hour plus equipment basis. Terms of the Company's service agreements may extend for a period of up to five years.

The Company's contracts allow it to bill additional amounts for change orders and claims. Additionally, the Company considers a claim to be for additional work performed outside the scope of the contract, contested by the customer. Historically, claims relating to electrical construction work have not been significant. It is the Company's policy to include revenue from change orders and claims in contract value only when they can be reliably estimated and realization is considered probable, in accordance with ASC Topic 605-35-25-30 and ASC Topic 605-35-25-31.

The asset, "costs and estimated earnings in excess of billings on uncompleted contracts" represents revenue recognized in excess of amounts billed. The liability, "billings in excess of costs and estimated earnings on uncompleted contracts" represents billings in excess of revenue recognized. The liability, "contract loss accruals" represents a provision for the estimated costs on contracts that exceed the estimated revenue.

Contract costs include all direct material, direct labor, subcontractor costs and other indirect costs related to contract performance, such as supplies, tools and equipment maintenance. General and administrative costs are charged to expense as incurred. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. Changes in job performance, job conditions, estimated profitability and final contract settlements may result in revisions to costs and income and are recognized in the period in which the revisions are determined.

Construction Inventory

Construction inventory, which consists of specifically identified electrical construction materials, is stated at the lower of cost or market.

Real Estate Inventory

Real estate inventory, which consists of completed condominium units, is carried at the lower of cost or estimated fair value in accordance with ASC Topic 360-10, *Accounting for the Impairment or Disposal of Long-lived Assets*. For both the years ended December 31, 2011 and 2010, management reviewed the real estate inventory for impairment. ASC Topic 360-10 requires that if the undiscounted cash flows expected to be generated by an asset are less than its carrying amount, an impairment charge should be recorded to reduce the carrying amount of such asset to its fair value. The fair value of an asset is the amount at which that asset could be bought or sold in a current transaction between willing parties, that is, other than in a forced or liquidation sale. The Company also complies with ASC Topic 820, *Fair Value Measurement*, which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements.

The Company estimates the fair value of its real estate inventory by using a discounted cash flow model, which incorporates a probability assessment. In estimating the cash flows for completed condominium units, various estimates are used such as (a) expected sales pace to absorb the number of units based upon economic conditions that may have either a short-term or long-term impact on the market in which the units are located, competition within the market, historical sales rates of the units within the project; and (b) expected net sales prices in the near-term based upon current pricing estimates, as well as estimated changes in future sales prices based upon historical sales prices of the units within the project, or historical sales prices of similar product offerings in the market. The determination of fair value requires discounting the estimated cash flows at a rate commensurate with the inherent risks associated with selling the assets and related estimated cash flows. In determining the fair value of the remaining condominium units in the Pineapple House project, the Company used a discount rate of 18%. The Company could incur impairment charges in future periods, which would decrease operating income and result in lower asset values on the balance sheet, if the assumptions or estimates in the fair value calculations change.

Land and Land Development Costs and Residential Properties Under Construction

The costs of a land purchase and any development expenses up to the initial construction phase of any new condominium development project are recorded under the asset "land and land development costs." Once construction commences, the costs of construction are recorded under the asset "residential properties under construction." The assets "land and land development costs" and "residential properties under construction" relating to specific projects are recorded as current assets when the estimated project completion date is less than one year from the date of the consolidated financial statements, or as non-current assets when the estimated project completion date is more than one year from the date of the consolidated financial statements.

The Company evaluates the fair value of its land and land development costs in accordance with ASC Topics 360 -10, *Accounting for the Impairment or Disposal of Long-lived Assets*, and ASC Topic 820, *Fair Value Measurement.* Based on this evaluation during the year ended December 31, 2011, the Company recorded an impairment write-down of $112,000 to its land carrying value, as described in note 4.

Income Taxes

The Company accounts for income taxes in accordance with ASC Topic 740, *Income Taxes,* which establishes the recognition requirements necessary for implementation. Deferred tax assets and liabilities are recognized for the future tax effects attributable to temporary differences and carryforwards between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Executive Long-term Incentive Plan

The Company accounts for stock-based employee compensation arrangements in accordance with ASC Topic 718, *Compensation-Stock Compensation*. Under ASC Topic 718, stock-based compensation cost is measured at the grant date, based on the fair value of the award, and is recognized over the grantees' requisite service period. The Company has not issued shares pursuant to the 1998 Executive Long-term Incentive Plan (the "Plan") in 2011 or 2010 and all previously issued common stock options were exercised prior to December 31, 2005. Therefore, the Company has no compensation expense for shares pursuant to the Plan for the years ended December 31, 2011 or 2010. See note 15, The Goldfield Corporation 1998 Executive Long-term Incentive Plan, for additional information.

Use of Estimates

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with U. S. generally accepted accounting principles. Actual results could differ from those estimates. Management considers the most significant estimates in preparing these financial statements to be the estimated cost to complete electrical construction contracts in progress, fair value of real estate assets, and the recoverability of deferred tax assets.

Financial Instruments—Fair Value

The Company's financial instruments include cash and cash equivalents, accounts and notes receivable, cash collateral deposited with insurance carriers, cash surrender value of life insurance policies, accounts payable and other current liabilities.

Fair value is the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The fair value guidance establishes a valuation hierarchy, which requires maximizing the use of observable inputs when measuring fair value.

The three levels of inputs that may be used are:

Level 1 - Quoted market prices in active markets for identical assets or liabilities.

Level 2 - Observable market based inputs or other observable inputs.

Level 3 - Significant unobservable inputs that cannot be corroborated by observable market data. These values are generally determined using valuation models incorporating management's estimates of market participant assumptions.

Fair values of financial instruments are estimated through the use of public market prices, quotes from financial institutions and other available information. Management considers the carrying amounts reported in the consolidated balance sheets for cash and cash equivalents, accounts receivable and accrued billings, accounts payable and accrued liabilities, approximate fair value due to the immediate or short-term maturity of these financial instruments. The fair value of notes receivable is considered by management to approximate carrying value based on their interest rates and terms, maturities, collateral and current status of the receivables. The fair value of notes payable is considered by management to approximate carrying value due in part to the short term maturity of these borrowings. The Company's long-term notes payable are also estimated by management to approximate carrying value since the interest rates prescribed by the Bank are variable market interest rates and are adjusted periodically. Restricted cash is also considered by management to approximate fair value due to the nature of the asset held in a secured interest bearing bank account.

Concentration of Business and Credit Risks

Financial instruments, mainly within the electrical construction operations, which potentially subject the Company to concentrations of credit risk, consist principally of accounts receivable and accrued billings in the amounts of $9.0 million and $4.4 million as of December 31, 2011 and 2010, respectively, which management reviews to assess the need to establish an allowance for doubtful accounts. As of December 31, 2011 and 2010, upon its review, management determined it was not necessary to record an allowance for doubtful accounts due to the majority of electrical construction accounts receivable and accrued billings being generated by electrical utility customers who the Company considers creditworthy based on timely collection history and other considerations.

As of December 31, 2011 and 2010, there were no financial instruments within the real estate development operations which potentially subject the Company to concentrations of credit risk.

Restricted Cash

The Company's restricted cash includes cash deposited in a secured interest bearing bank account, as required by a Collateral Trust Agreement in connection with the Company's workers' compensation insurance policies, as described in note 19.

Recently Issued Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board ("FASB"), issued Accounting Standard Update ("ASU") 2011-04, which amended certain accounting and disclosure requirements related to fair value measurements. For fair value measurements categorized as Level 1 and Level 2, requirements have been expanded to include disclosures of transfers between these levels. For fair value measurements categorized as Level 3, a reporting entity should disclose quantitative information of the unobservable inputs and assumptions, a description of the valuation processes and a qualitative discussion about the sensitivity of the fair value measurement to changes in unobservable inputs. The objective of ASU 2011-04 is to converge guidance of the FASB and the International Accounting Standards Board on fair value measurement and disclosure. This update changes the wording used to describe many of the requirements in U.S. generally accepted accounting principles for measuring fair value and disclosing information about fair value measurements, clarifies the FASB's intent about the application of existing fair value measurement requirements, and changes particular principles or requirements for measuring fair value or for disclosing information about fair value measurements. The disclosure guidance is effective for the Company prospectively for interim and annual reporting periods beginning after December 15, 2011, early application by public companies is not permitted. The Company is currently evaluating the potential impact of this standard on the Company's consolidated financial statements.

In June 2011, the FASB issued ASU 2011-05, which requires comprehensive income to be reported in either a single statement or in two consecutive statements reporting net income and other comprehensive income. The amendment eliminates the option to report other comprehensive income and its components in the statement of changes in shareholders' equity. In December 2011, the FASB issued ASU 2011-12, which defers those provisions in ASU 2011-05, relating to the presentation of reclassification adjustments. The guidance is effective for fiscal years, and interim periods within those years, beginning January 1, 2012. The adoption of the amendment will not have an impact on the Company's financial position, results of operations or cash flows, as the comprehensive income is equivalent to net income for the Company.

Subsequent Events

The Company evaluated subsequent events and is not aware of any significant events that occurred subsequent to the balance sheet date, but prior to the filing of this report, that would have a material impact on the Company's consolidated financial statements. However, on January 4, 2012, the Company entered into a Loan Renewal agreement with regards to the Working Capital Loan as described in note 12.

Note 2—Contracts Receivable

The Company's real estate development operations do not extend financing to buyers and therefore, sales proceeds are received in full upon closing.

Earnest money deposits held by a third party for the Pineapple House project were $0 and $5,000 as of December 31, 2011 and 2010, respectively.

Note 3—Inventory

Construction inventory, which consists of specifically identified electrical construction materials, is stated at the lower of cost or market.

Real estate inventory, which consists of completed condominium units, is carried at the lower of cost or estimated fair value. In accordance with ASC Topic 360-10, *Accounting for the Impairment or Disposal of Long-lived Assets*, real estate inventory is reviewed for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. If no changes in circumstances occur, management reviews real estate inventory on a quarterly basis. If the carrying amount or basis is not expected to be recovered, impairment losses are recorded and the related assets are adjusted to their estimated fair value.

As of December 31, 2011, the Company had two completed condominium units held for sale within the Pineapple House project compared to four units at December 31, 2010. For both the years ended December 31, 2011 and 2010, the Company reviewed the Pineapple House inventory for impairment.

In determining the need for recording any impairment on the real estate inventory, the Company reviewed the carrying value of the remaining inventory. The Company considered sales expectations and the historical pace of sales. The Company also evaluated the margins of the property sold, current selling prices and any property under contract. Considering these factors, the Company established three probability scenarios for the amount of inventory it projected to sell over the next twelve months, and each successive twelve month period, until all properties are projected to be sold. The Company estimated the number of properties that would be sold using 60%, 30% and 10% levels of probability.

The Company estimates the fair value of its condominium units by using a discounted cash flow model, which incorporates the probability assessments described above. In estimating the cash flows for completed condominium units, various estimates are used such as (a) expected sales pace to absorb the number of units based upon economic conditions that may have either a short-term or long-term impact on the market in which the units are located, competition within the market, historical sales rates of the units within the project; and (b) expected net sales prices in the near-term based upon current pricing estimates, as well as estimated changes in future sales prices based upon historical sales prices of the units within the project, or historical sales prices of similar product offerings in the market. The determination of fair value requires discounting the estimated cash flows at a rate commensurate with the inherent risks associated with selling the assets and related estimated cash flows. In determining the fair value of the remaining condominium units in the Pineapple House project the Company used a discount rate of 18%.

The current real estate inventory consists of one condominium project with only two remaining condominium units as of December 31, 2011. During the year ended December 31, 2011, two condominium units, or 50% of the remaining units at the end of the prior year, were sold in excess of their carrying values. In addition, the units sold are similar to the units remaining to be sold. The Company has sold its units at substantially its current asking price, which is in excess of its carrying costs. The Company did not record an impairment write-down for either of the years ended December 31, 2011 or 2010.

Note 4—Land and Land Development Costs and Residential Properties Under Construction

The costs of a land purchase and any development expenses up to the initial construction phase of any new condominium or residential property development project are recorded under the asset "land and land development costs." Once construction commences, the costs of construction are recorded under the asset "residential properties under construction." The assets "land and land development costs" and "residential properties under construction" relating to specific projects are recorded as current assets when the estimated project completion date is less than one year from the date of the consolidated financial statements, or as non-current assets when the estimated project completion date is more than one year from the date of the consolidated financial statements.

As of December 31, 2011, the property held for the future development of additional phases to the Pineapple House condominium project was recorded at its fair value of $550,000, as land within the non-current assets section of our balance sheet. The continued decrease in land sale activity, the lack of active comparable land valuations and the continued delay in construction of the additional phases of the Pineapple House project, incited the Company to reevaluate its land carrying value as of December 31, 2011, in accordance with ASC Topic 360-10. During the year ended December 31, 2011, the company recorded an impairment write-down of $112,000 to its land carrying value based on a fair value appraisal prepared by an independent third party. The Company has classified this fair value input as Level 3, as defined within the fair value hierarchy. The Company did not record an impairment write-down to its land carrying value for the year ended December 31, 2010.

As of December 31, 2011, the Company had two single family homebuilding projects under construction. The total costs of the project's land and construction were $223,000, recorded as residential properties under construction, within the current assets section of our balance sheet. There were no single family homebuilding projects under construction as of December 31, 2010.

Note 5—Costs and Estimated Earnings on Uncompleted Contracts

Long-term fixed price electrical construction contracts in progress accounted for using the percentage-of-completion method at December 31 for the years as indicated:

	2011	2010
Costs incurred on uncompleted contracts	$ 7,945,868	$6,092,123
Estimated earnings	3,102,117	645,164
	11,047,985	6,737,287
Less billings to date	10,962,202	5,586,181
Total	$ 85,783	$1,151,106
Included in the balance sheets under the following captions		
Costs and estimated earnings in excess of billings on uncompleted contracts	$ 946,525	$1,254,054
Billings in excess of costs and estimated earnings on uncompleted contracts	(860,742)	(102,948)
Total	$ 85,783	$1,151,106

The amounts billed but not paid by customers pursuant to retention provisions of long-term electrical construction contracts were $503,000 and $221,000 at December 31, 2011 and 2010, respectively, and are included in the accompanying balance sheets in accounts receivable and accrued billings. Retainage is expected to be collected within the next twelve months.

Note 6—Income Taxes

The following table presents the income tax provision from continuing operations for the years ended December 31 as indicated:

	2011	2010
Current		
Federal	$ —	$ —
State	73,608	34,601
	73,608	34,601
Deferred		
Federal	—	—
State	—	—
	—	—
Total	$73,608	$34,601

The following table presents the total income tax provision for the years ended December 31 as indicated:

	2011	2010
Continuing operations	$73,608	$34,601
Discontinued operations	—	—
Total	$73,608	$34,601

The Tax Relief, Unemployment Insurance Reauthorization and Job Creation Act of 2010, allows bonus depreciation for tax purposes, which upon application resulted in a taxable loss in 2011.

The following table presents the temporary differences and carryforwards, which give rise to deferred tax assets and liabilities for the years ended December 31 as indicated:

	2011	2010
Deferred tax assets		
Accrued vacations and bonuses	$ 317,346	$ 173,871
Remediation provision	—	36,774
Net operating loss carryforwards	2,500,955	2,275,333
Accrued warranty costs	5,530	659
Alternative minimum tax credit carryforwards	278,859	278,859
Accrued workers' compensation	120,770	8,771
Capitalized bidding costs & inventory adjustments	351,955	515,973
Accrued lease expense	601	6,433
Accrued percentage-of-completion loss	27,836	24,832
Other	1,838	8,082
Total deferred tax assets	3,605,690	3,329,587
Valuation allowance	(1,756,151)	(2,231,896)
Total deferred tax assets after valuation allowance	1,849,539	1,097,691
Deferred tax liabilities		
Deferred gain on installment notes	(34,636)	(41,562)
Tax depreciation in excess of financial statement depreciation	(1,814,903)	(1,056,129)
Total deferred tax liabilities	(1,849,539)	(1,097,691)
Total net deferred tax assets	$ —	$ —

As of December 31, 2011, the Company had net operating loss ("NOL") carryforwards of approximately $6.7 million available to offset future federal taxable income, which if unused will begin to expire in 2028, and alternative minimum tax ("AMT") credit carryforwards of approximately $279,000, available to reduce future federal income taxes over an indefinite period. In addition, there were real estate inventory basis differences of $859,000, which will be recognized as residential units are sold. The Company also had NOL carryforwards from Florida of approximately $5.6 million available to offset future Florida taxable income, which if unused will begin to expire in 2027.

The carrying amounts of deferred tax assets are reduced by a valuation allowance, if based on the available evidence, it is more likely than not such assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which the deferred tax assets are expected to be recovered or settled. In the assessment for a valuation allowance, appropriate consideration is given to all positive and negative evidence related to the realization of the deferred tax assets. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, the duration of statutory carryforward periods, experience with loss carryforwards expiring unused, and tax planning alternatives. If the Company determines it will not be able to realize all or part of the deferred tax assets, a valuation allowance would be recorded to reduce deferred tax assets to the amount that is more likely than not to be realized.

Based upon an evaluation of all available evidence, the Company established a full valuation allowance against net deferred tax assets beginning in 2008. The Company's cumulative loss position over the evaluation period and the current market conditions were significant negative evidence in assessing the need for a valuation allowance. Consequently, the future provision for income taxes will include no tax benefit with respect to losses incurred, and limited tax expense with respect to income generated, until the respective valuation allowance is eliminated. This will cause variability in the effective tax rate. In the event the Company were to subsequently determine that it would be able to realize deferred tax assets in the future in excess of the net recorded amount, an adjustment to the previously recorded valuation allowance would increase income in the period such determination was made. The net deferred tax asset valuation allowance was $1.7 million as of December 31, 2011, compared to $2.2 million as of December 31, 2010.

The following table presents the differences between the Company's effective income tax rate and the federal statutory rate on its income from continuing operations for the years ended December 31 as indicated:

	2011	2010
Federal statutory rate	34.0%	(34.0)%
State tax rate, net of federal tax benefit	6.8	30.2
Other non-deductible expenses	6.4	58.7
Valuation allowance	(50.3)	(31.2)
Other	10.9	10.9
Total	7.8%	34.6%

The Company had gross unrecognized tax benefits of $17,000 as of both December 31, 2011 and December 31, 2010. The Company believes that it is reasonably possible that the liability for unrecognized tax benefits related to certain state income tax matters may be settled within the next twelve months. The federal statute of limitation has expired for tax years prior to 2008 and relevant state statutes vary. The Company is currently not under any income tax audits or examinations and does not expect the assessment of any significant additional tax in excess of amounts reserved.

The following table presents a reconciliation of the beginning and ending amounts of unrecognized tax benefits for the years as indicated:

	2011	2010
Balance at January 1	$17,085	$13,050
(Decrease)/increase from prior years' tax positions	(313)	730
Increase/(decrease) from settlements with taxing authority	—	3,305
Balance at December 31	$16,772	$17,085

The Company accrues interest and penalties related to unrecognized tax benefits as interest expense and other general and administrative expenses, respectively, and not as a component of income taxes. Decreases in interest and penalties are due to settlements with taxing authorities and expiration of statutes of limitation. During both years ended December 31, 2011 and 2010, the Company recognized $4,000 in interest and penalties. The Company had accrued as a current liability $21,000 and $16,000 for the future payment of interest and penalties as of December 31, 2011 and 2010, respectively.

Note 7—Discontinued Operations

The Company was previously engaged in mining activities and ended all such activities approximately nine years ago. The results of these discontinued operations were $1,000 and $(118,000) for the years ended December 31, 2011 and 2010, respectively. All discontinued operations were related to settlement agreements with the United States Environmental Protection Agency.

Note 8—Property, Buildings and Equipment

The following table presents the balances of major classes of properties for the years ended December 31 as indicated:

	Estimated useful lives in years	2011	2010
Land and improvements	7 - 39	$ 533,819	$ 376,853
Buildings and improvements	5 - 40	1,880,227	1,546,090
Leasehold improvements	7	136,346	136,345
Machinery and equipment	2 - 10	32,466,253	28,244,505
Construction in progress	—	—	65,525
Total		35,016,645	30,369,318
Less accumulated depreciation		24,534,940	22,137,012
Net properties, buildings and equipment		$10,481,705	$ 8,232,306

In accordance with ASC Topic 360-10-05, management reviews the net carrying value of all properties, buildings and equipment on a regular basis to assess and determine the need for possible impairments. As a result of such review, no impairment write-down was considered necessary during the years ended December 31, 2011 and 2010.

Note 9—401 (k) Employee Benefits Plan

Effective January 1, 1995, the Company adopted The Goldfield Corporation and Subsidiaries Employee Savings and Retirement Plan, a defined contribution plan that qualifies under Section 401(k) of the Internal Revenue Code. The plan provides retirement benefits to all employees who meet eligibility requirements and elect to participate. Under the plan, participating employees may defer up to 100% of their pre-tax compensation per calendar year subject to Internal Revenue Code limits. The Company's contributions to the plan are discretionary and amounted to approximately $147,000 and $140,000 for the years ended December 31, 2011 and 2010, respectively.

Note 10—Accounts Payable and Accrued Liabilities

The following table presents the accounts payable and accrued liabilities for the years ended December 31 as indicated:

	2011	2010
Accounts payable	$ 2,282,033	$ 1,753,570
Accrued bonus	600,644	266,894
Accrued payroll costs	368,014	354,488
Other accrued expenses	389,228	43,104
Total	$ 3,639,919	$ 2,418,056

Note 11—Contract Loss Accruals

As of December 31, 2011 and 2010, the provision for losses estimated on long-term fixed price electrical construction contracts in progress, accounted for using the percentage-of-completion method, were $74,000 and $66,000, respectively.

Note 12—Notes Payable

The following table presents the balances of our notes payables for the years ended December 31 as indicated:

	Maturity Date	2011	2010
Working capital loan	January 5, 2012	$ 800,000	$ —
$6.94 million equipment loan	February 22, 2016	5,902,509	—
Pineapple House mortgage	—	—	456,552
$3.8 million equipment loan	—	—	3,330,000
Total notes payable		6,702,509	3,786,552
Less current portion of notes payable		(1,791,429)	(1,176,552)
Notes payable, less current portion		$ 4,911,080	$ 2,610,000

As of December 31, 2011, the Company, the Company's wholly owned subsidiaries, Southeast Power Corporation ("Southeast Power"), Bayswater Development Corporation ("Bayswater"), and Pineapple House of Brevard, Inc. ("Pineapple House"), have a loan agreement and a series of related ancillary agreements with Branch Banking and Trust Company (the "Bank") providing for a revolving line of credit loan for a maximum principal amount of $3.0 million, to be used as a "Working Capital Loan." The Working Capital Loan includes the grant of a security interest by Southeast Power in all now owned and hereafter acquired and wherever located personal property as follows: (i) machinery and equipment, including all accessions thereto, all manufacturers' warranties, parts and tools therefore; (ii) all vehicles owned by Southeast Power; and (iii) all proceeds (cash and non-cash) and products of the foregoing. Interest was payable monthly at an annual rate equal to monthly LIBOR rate plus two and one-half percent, (2.81% as of December 31, 2011) and was due and payable on January 5, 2012. As of December 31, 2011, borrowings outstanding under the Working Capital Loan were $800,000.

As of December 31, 2010, prior to the Renewal and Modification of the Working Capital Loan on February 22, 2011, interest on the Working Capital Loan was payable monthly at an annual rate equal to monthly LIBOR plus one and eight-tenths percent and subject to a minimum rate of 3.50% (3.50% as of December 31, 2010). In addition, the Working Capital Loan included as guarantor, Oak Park of Brevard, Inc. ("Oak Park") and did not grant a security interest by Southeast Power personal property. There were no borrowings outstanding under the Working Capital Loan, as of December 31, 2010.

Subsequently, on January 4, 2012, the Company and the Bank entered into a Loan Renewal of the Working Capital Loan. Pursuant to the Loan Renewal, the Working Capital Loan is now due and payable on January 5, 2013, and until this time, the Company must make monthly payments of interest to the Bank in arrears at interest rates determined and upon the terms and conditions as set forth in the Loan Renewal. Advances under the Loan Renewal will bear interest at a rate per annum equal to monthly LIBOR (as defined in the Loan Renewal) plus two and one-half percent, which will be adjusted monthly and subject to a maximum rate of 24.00%. All of the terms of the Working Capital Loan and related ancillary agreements remain unchanged.

As of December 31, 2011, the Company had paid principal and interest to the Bank totaling $458,000, paying off the Pineapple House Mortgage in its entirety. Borrowings outstanding under the Pineapple House Mortgage agreement were $0 and $457,000 as of December 31, 2011 and December 31, 2010, respectively.

As of December 31, 2011, the Company's wholly owned subsidiary, Southeast Power, and the Bank, are parties to a $6.94 million Promissory Note and related ancillary agreements (the "Southeast Power Loan Agreement"). The obligations of Southeast Power pursuant to the Southeast Power Loan Agreement and the Promissory Note are secured by the grant of a continuing security interest in all now owned and hereafter acquired and wherever located personal property as follows: (i) machinery and equipment, including all accessions thereto, all manufacturers' warranties, parts and tools therefore; (ii) all vehicles owned by Southeast Power as specifically described in the Security Agreement between Southeast Power and the Bank dated February 22, 2011; and (iii) all proceeds (cash and non-cash) and products of the foregoing.

The Southeast Power Loan Agreement will mature, and all amounts due to the Bank under the Southeast Power Loan Agreement and the related Promissory Note, will be due and payable in full on February 22, 2016. The Company must make monthly payments of principal and interest to the Bank in equal monthly payments of $82,619 plus accrued interest, with one final payment of all remaining principal and accrued interest due on February 22, 2016. The Southeast Power Loan Agreement bears interest at a rate per annum equal to monthly LIBOR rate plus two and one-half percent (2.81% as of December 31, 2011), which is adjusted monthly and subject to a maximum rate of 24.00%. On February 22, 2011, proceeds of the loan were used by the Company to refinance the existing debt outstanding under the $3.8 million equipment loan ($3.3 million outstanding as of December 31, 2010) and to fund the purchase of additional equipment and vehicles to be owned by Southeast Power. As of December 31, 2011, borrowings outstanding under the Southeast Power Loan Agreement were $5.9 million.

The Company's debt arrangements contain various financial and other covenants including, but not limited to: minimum tangible net worth, outside debt limitation, and maximum debt to tangible net worth ratio. Other loan covenants prohibit, among other things, incurring additional indebtedness, issuing loans to other entities in excess of a certain amount, entering into a merger or consolidation, and any change in the Company's current Chief Executive Officer without prior written consent from the Bank. The loans also have cross-default provisions whereby any default under any loans of the Company (or its subsidiaries) with the Bank will constitute a default under all of the other loans of the Company (and its subsidiaries) with the Bank. The Company was in compliance with all of its covenants as of December 31, 2011.

The schedule of payments of the notes payable as of December 31, 2011 is as follows:

2012	$1,791,429
2013	991,429
2014	991,429
2015	991,429
2016	1,936,793
Total payments of debt	$6,702,509

Note 13—Commitments and Contingencies

Operating Leases

The Company leases its principal office space under a six-year non-cancelable operating lease. Within the provisions of the office lease, there are escalations in payments over the base lease term, as well as renewal periods. The effects of the escalations have been reflected in rent expense on a straight-line basis over the expected lease term. The Company also leases office equipment under operating leases that expire over the next three years. The Company's leases require payments of property taxes, insurance and maintenance costs in addition to the rent payments. Additionally, the Company leases several off-site storage facilities, used to store equipment and materials, under a month to month lease arrangement. The Company recognizes rent expense on a straight-line basis over the expected lease term.

Future minimum lease payments under operating leases having initial or remaining non-cancelable lease terms in excess of one year as of December 31, 2011 are as follows:

2012	$149,258
2013	140,692
2014	135,945
2015	134,667
2016	138,707
2017	118,465
Total minimum operating lease payments	$817,734

Total rent expense for the operating leases were $167,000 and $158,000 for the years ended December 31, 2011 and 2010, respectively.

Performance Bonds

In certain circumstances, the Company is required to provide performance bonds to secure its contractual commitments. Management is not aware of any performance bonds issued for the Company that have ever been called by a customer. As of December 31, 2011, outstanding performance bonds issued on behalf of the Company's electrical construction subsidiary amounted to approximately $9.3 million.

Note 14—Preferred Stock Purchase Rights

On September 17, 2002, the Company adopted and entered into a Shareholder Rights Agreement designed to protect and maximize shareholder value and to assist the Board of Directors in ensuring fair and equitable benefit to all shareholders in the event of a hostile bid to acquire the Company (the "Rights Agreement"). The rights Agreement will expire September 18, 2012, unless renewed and extended. The Company currently does not plan to affect such renewal or extension.

The Company adopted this Rights Agreement to protect stockholders from coercive or otherwise unfair takeover tactics. In general terms, the Rights Agreement imposes a significant penalty upon any person or group that acquires 20% or more of the Company's outstanding common stock without the approval of the Company's Board of Directors. The Rights Agreement was not adopted in response to any known attempt to acquire control of the Company.

Under the Rights Agreement, a dividend of one preferred Stock Purchase Right (the "Right") was declared for each common share held of record as of the close of business on September 18, 2002. No separate certificates evidencing the Rights will be issued unless and until they become exercisable.

The Rights generally will not become exercisable unless an acquiring entity accumulates or initiates a tender offer to purchase 20% or more of the Company's common stock. In that event, each Right will entitle the holder, other than the unapproved acquirer and its affiliates, to purchase either the Company's common stock or shares in an acquiring entity at one-half of market value.

The Rights' initial exercise price, which is subject to adjustment, is $2.20. The Company's Board of Directors generally will be entitled to redeem the Rights at a redemption price of $.001 per Right until an acquiring entity acquires a 20% position. The Rights expire on September 18, 2012.

The complete terms of the Rights are set forth in, and the foregoing description is qualified in its entirety by, the Rights Agreement between the Company and American Stock Transfer & Trust Company, as Rights Agent, a copy of which was filed with the Securities and Exchange Commission on September 18, 2002.

Note 15—The Goldfield Corporation 1998 Executive Long-term Incentive Plan

In 1998, the stockholders of the Company approved the 1998 Executive Long-term Incentive Plan, which permits the granting of Nonqualified Stock Options, Incentive Stock Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, Performance Units, Performance Shares and other awards to all officers and key employees of the Company and its subsidiaries. Shares granted pursuant to the Plan may be authorized but unissued shares of Common Stock, Treasury shares or shares purchased on the open market. The exercise price under such grants will be based on the fair market value of the Common Stock at the date of grant. The maximum number of shares available for grant under the Plan is 1,300,000. Pursuant to the terms of the Plan, Incentive Stock Options may no longer be granted. As of December 31, 2011, there were 315,000 shares available for grant under the Plan.

The Company accounts for stock-based employee compensation arrangements in accordance with the provisions of ASC Topic 718 and its related implementation guidance in accounting for stock-based employee compensation arrangements. ASC Topic 718 requires the recognition of the fair value of stock compensation in net income. ASC Topic 718 also requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). Stock-based compensation expense is recognized over the period during which an employee is required to provide service in exchange for the award over the requisite service period (usually the vesting period), net of estimated forfeitures. However, the Company has not issued any shares pursuant to the Plan during the years ended December 31, 2011 or 2010.

Note 16—Income (loss) Per Share of Common Stock

Basic income (loss) per common share is computed by dividing net income (loss) by the weighted average number of common stock shares outstanding during the period. Diluted loss per share reflects the potential dilution that could occur if common stock equivalents, such as stock options outstanding, were exercised into common stock that subsequently shared in the earnings of the Company.

As of December 31, 2011 and 2010, the Company had no common stock equivalents. The computation of the weighted average number of common stock shares outstanding excludes 2,362,418 shares of Treasury Stock for each of the years ended December 31, 2011 and 2010, respectively.

Note 17—Common Stock Repurchase Plan

Since September 17, 2002, the Company has had a stock repurchase plan which, as last amended by the Board of Directors on September 15, 2011, permits the purchase of up to 3,500,000 shares until September 30, 2012. The Company may repurchase its shares either in the open market or through private transactions. The volume of the shares to be repurchased is contingent upon market conditions and other factors. No shares were repurchased during the years ended December 31, 2011 and December 31, 2010. As of December 31, 2011, the total number of shares repurchased under the Repurchase Plan was 2,345,060 at a cost of $1,289,467 (average cost of $0.55 per share) and the remaining number of shares available to be repurchased under the Repurchase Plan is 1,154,940. The Company currently holds the repurchased stock as Treasury Stock, reported at cost. Prior to September 17, 2002, the Company had 17,358 shares of Treasury Stock which it had purchased at a cost of $18,720.

Note 18—Business Segment Information

The Company is currently involved in two segments, electrical construction and real estate development. There were no material amounts of sales or transfers between segments and no material amounts of foreign sales. Any intersegment sales have been eliminated.

The following table sets forth certain segment information for the years ended December 31 as indicated:

	2011	2010
Continuing operations		
Revenue		
Electrical construction	$31,742,626	$31,384,594
Real estate development	1,088,647	1,983,385
Total revenue	32,831,273	33,367,979
Operating expenses		
Electrical construction	28,301,843	29,262,952
Real estate development	1,183,493	1,797,874
Corporate	2,292,584	2,325,216
Total operating expenses	31,777,920	33,386,042
Operating income (loss)		
Electrical construction	3,440,783	2,121,642
Real estate development	(94,846)	185,511
Corporate	(2,292,584)	(2,325,216)
Total operating income (loss)	1,053,353	(18,063)
Other income (expenses), net		
Electrical construction	(144,447)	(75,962)
Real estate development	14,344	(31,285)
Corporate	23,090	25,188
Total other expenses, net	(107,013)	(82,059)
Net income (loss) before taxes		
Electrical construction	3,296,336	2,045,680
Real estate development	(80,502)	154,226
Corporate	(2,269,494)	(2,300,028)
Total net income (loss) before taxes	$ 946,340	$ (100,122)
Identifiable assets:		
Electrical construction	$23,776,642	$17,859,453
Real estate development	1,262,442	1,497,369
Corporate	1,571,853	1,602,660
Total	$26,610,937	$20,959,482
Capital expenditures:		
Electrical construction	$ 5,010,386	$ 2,438,552
Real estate development	3,417	1,249
Corporate	20,133	21,265
Total	$ 5,033,936	$ 2,461,066
Depreciation:		
Electrical construction	$ 2,772,690	$ 2,685,132
Real estate development	2,124	3,352
Corporate	33,336	68,779
Total	$ 2,808,150	$ 2,757,263

Operating income (loss) is total operating revenue less operating expenses inclusive of depreciation and SG&A expenses for each segment. Operating income (loss) excludes interest expense, interest and other income, and income taxes. General corporate expenses are comprised of general and administrative expenses and corporate depreciation expense. Identifiable assets by segment are used in the operations of each segment.

Sales (in thousands of dollars) to major customers exceeding 10% of total sales follows for the years ended December 31 as indicated:

	2011		2010	
	Amount	% of Total Sales	Amount	% of Total Sales
Electrical construction:				
Customer A	$6,238	20	$5,155	15
Customer B	—	—	5,512	17
Customer C	6,283	20	4,494	13
Customer D	4,786	15	—	—

The real estate development operations did not have sales, from any one customer, which exceeded 10% of total sales for each of the years ended December 31, 2011 and 2010.

Sales by service/product (in thousands of dollars) for the years ended December 31 as indicated are as follows:

	2011		2010	
	Amount	% of Total Sales	Amount	% of Total Sales
Electrical construction:				
Transmission & Foundation	$28,724	88	$25,927	77
Fiber optics	2,740	8	5,299	16
Miscellaneous	279	1	159	1
Total	31,743	97	31,385	94
Real estate development:				
Property sales and miscellaneous	1,089	3	1,983	6
Total	1,089	3	1,983	6
Total Sales	$32,831	100	$33,368	100

The total of the above categories may differ from the sum of the components due to rounding.

Note 19—Restricted Cash

On October 25, 2010, the Company, as grantor, Valley Forge Insurance Company (the "Beneficiary") and Branch Banking and Trust Company (the "Trustee") entered into a Collateral Trust Agreement (the "Agreement") in connection with the Company's workers' compensation insurance policies issued by the Beneficiary (the "Policies") beginning in 2009. The Agreement was made to grant the Beneficiary a security interest in certain of the Company's assets and to place those assets in a Trust Account to secure the Company's obligations to the Beneficiary under the Policies. The deposits maintained under the Agreement are recorded as restricted cash, within the non-current assets section of our balance sheet.

Note 20—Subsequent Event

On January 4, 2012, the Company entered into a Loan Renewal agreement with regards to the Working Capital Loan with the Bank, as described in note 12.

Corporate Information

Board of Directors

Thomas E. Dewey, Jr. [2]
Member of Dewey Devlin & King, LLC, Investment Bankers

Harvey C. Eads, Jr. [1,2,3,4]
Commercial Real Estate Investor

John P. Fazzini [3,4]
President of Bountiful Lands, Inc.; Real Estate Developer

Danforth E. Leitner [1,2,3,4]
Retired Real Estate Broker and Appraiser

Al M. Marino [2]
Professional Investor

Dwight W. Severs
City Attorney Emeritus for the city of Titusville, Florida

John H. Sottile [1]
Chairman of the Board of Directors,
President and Chief Executive Officer

---

1 Member of Executive Committee
2 Member of Audit Committee
3 Member of Nominating Committee
4 Member of Benefits and Compensation Committee

Officers

John H. Sottile
Chairman of the Board of Directors,
President and Chief Executive Officer

Stephen R. Wherry
Senior Vice President, Chief Financial Officer, Treasurer and Assistant Secretary

Mary L. Manger
Secretary

Independent Registered Public Accounting Firm

KPMG LLP
111 North Orange Avenue, Suite 1600
Orlando, FL 32801
(407) 423-3426

Corporate Counsel

Dewey & Leboeuf LLP
1301 Avenue of the Americas
New York, NY 10019
(212) 259-8000

Registrar and Transfer Agent

American Stock Transfer & Trust Company, LLC
6201 15th Avenue
Brooklyn, NY 11219
(800) 937-5449

Executive Offices

1684 W. Hibiscus Blvd.
Melbourne, FL 32901
(321) 724-1700

Stock Exchange Listing

NYSE Amex, Symbol: GV

Corporate Governance

The Company has adopted a Code of Ethics for its executive officers and Business Conduct policies for all of its officers, directors and employees, which are available through the Company's website at *www.goldfieldcorp.com.*

Form 10-K

Copies of The Goldfield Corporation's 2011 Annual Report on Form 10-K filed with the Securities and Exchange Commission are available to stockholders without charge upon written request to: The Goldfield Corporation, 1684 W. Hibiscus Blvd., Melbourne, FL 32901.

In addition, financial reports and recent filings with the Securities and Exchange Commission, including Form 10-K, are available on the internet at *www.sec.gov*. Company information is also available on the Internet at www.goldfieldcorp.com.

THE GOLDFIELD CORPORATION

1684 W. Hibiscus Blvd. • Melbourne, FL 32901